File No. 812-14359

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

PACIFIC LIFE INSURANCE COMPANY AND ITS

SEPARATE ACCOUNT A AND PACIFIC SELECT VARIABLE ANNUITY

SEPARATE ACCOUNT,

AND

PACIFIC LIFE & ANNUITY COMPANY AND ITS SEPARATE ACCOUNT A

Communications, Notice and Order to:	Questions and Copies of Communications, Notice and Order to:
Brandon J. Cage, CLU® Assistant Vice President, Counsel Pacific Life Insurance Company 700 Newport Center Drive Newport Beach, CA 92660	Richard T. Choi, Esq. Carlton Fields Jorden Burt, P.A. 1025 Thomas Jefferson St. N.W. Suite 400 East Washington, D.C. 20007

February 5, 2015

1 of 37

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)
)
Pacific Life Insurance Company and its	)
Separate Account A and Pacific Select Variable Annuity Separate Account,	)
)
and	)
)
Pacific Life & Annuity Company and its Separate Account A	)
)
700 Newport Center Drive	)
Newport Beach, CA 92660)
)
File No. 812-14359)
)

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Pacific Life Insurance Company (“Pacific Life”), Pacific Life’s Separate Account A (“Separate Account A”), Pacific Life’s Pacific Select Variable Annuity Separate Account (“Select VA Account” and, together with Separate Account A, the “Pacific Life Separate Accounts”), Pacific Life & Annuity Company (“PL&A”), and PL&A’s Separate Account A (“PL&A Separate Account A”)1 hereby file this amended and restated application (the “Amended Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the proposed substitution of the securities described herein (the “Proposed Substitution”). Pacific Life, PL&A, and the Separate Accounts are hereinafter referred to collectively as the “Applicants.”

1 The Pacific Life Separate Accounts and PL&A Separate Account A are hereinafter sometimes referred to individually as a “Separate Account” and collectively as the “Separate Accounts.”

I. STATEMENT OF FACTS

A. The Insurance Company Depositors

Pacific Life is a Nebraska life insurance company that is authorized to conduct its life insurance and annuity business in the District of Columbia and in all states except New York. Pacific Life is an indirect wholly-owned subsidiary of Pacific Mutual Holding Company, a mutual life insurance company that has been in business since 1868. Pacific Life serves as the depositor of the Pacific Life Separate Accounts, described below.

PL&A is an Arizona life insurance company that is authorized to conduct its life insurance and annuity business in Arizona, New York, and certain other states. PL&A was incorporated in 1982 and serves as the depositor of the PL&A Separate Account A, described below. For convenience, Pacific Life and PL&A individually may be referred to herein as the “Insurer” and collectively as the “Insurers.”

B. The Separate Accounts

The Pacific Life Separate Accounts are segregated asset accounts of Pacific Life established under California2 law pursuant to resolutions of Pacific Life’s Board of Directors to fund the Pacific Life variable annuity contracts described in Appendix A hereto (the “Pacific Life VA Contracts”).

2 The Pacific Life Separate Accounts are maintained under Nebraska law.

PL&A Separate Account A is a segregated asset account of PL&A established under Arizona law pursuant to resolutions of PL&A’s Board of Directors to fund the PL&A variable annuity contracts described in Appendix A hereto (the “PL&A VA Contracts”). For convenience, the PL&A VA Contracts and Pacific Life VA Contracts are referred to herein individually as a “Contract” and collectively as the “Contracts”).

Each Separate Account is registered under the 1940 Act as a unit investment trust.3 Interests under the Contracts are registered under the Securities Act of 1933, as amended (the “1933 Act”).4 Each Separate Account meets the definition of “separate account” contained in Section 2(a)(37) of the 1940 Act.

Each Separate Account is divided into subaccounts (each a “Subaccount,” collectively, the “Subaccounts”). Each Subaccount invests in the securities of a single portfolio of an underlying mutual fund (“Portfolio”). Purchase payments under the Contracts are allocated to one or more Subaccounts. Income, gains, and losses, whether or not realized, from assets allocated to a Separate Account are, as provided in the Contracts, credited to or charged against the Separate Account without regard to other

3 The 1940 Act registration statements for the Separate Accounts are identified in Appendix A hereto. Pursuant to Rule 0-4 under the 1940 Act, such registration statements are hereby incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations contained in this Amended Application. These registration statements are all currently effective and are updated annually.

4 The 1933 Act registration statements for the securities are identified in Appendix A hereto. Pursuant to Rule 0-4 under the 1940 Act, such registration statements are hereby incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations contained in this Amended Application. These registration statements are all currently effective and are updated annually.

income, gains or losses of the applicable Insurer. That portion of the assets of each Separate Account that is equal to the reserves and other Contract liabilities with respect to such Separate Account is not chargeable with liabilities arising out of any other business of the applicable Insurer.

C. The Contracts

The Contracts include the Pacific Life VA Contracts and PL&A VA Contracts listed in Appendix A hereto. The Contracts are issued as individual Contracts. Contract owners (each a “Contract Owner” and collectively, the “Contract Owners”) may allocate some or all of their Contract value (“Contract value”) to one or more Subaccounts that are available as investment options under the Contracts. In addition, Contract Owners may, if provided for under their Contracts, allocate some or all of their Contract value to a fixed account investment option that is supported by the assets of the general account of the Insurer that issued the Contracts (the “applicable Insurer”). The Subaccounts and the fixed account investment option constitute the investment options (“Investment Options”) under the Contracts.

Each Contract permits Contract Owners to transfer all or a portion of the Contract value from one Subaccount to another at any time, subject to a limit of 25 transfers each calendar year (with one additional transfer of all or portion of the Contract’s value allocated to Subaccounts (“Variable Account Value”) to the Contract’s money market Investment Option (“before the start of the next calendar year), and subject to certain restrictions designed to prevent market-timing. No transfer charges will apply in connection with the Proposed Substitution. The Proposed Substitution will not count towards the 25 transfer limit.

Under the Contracts, the Insurers reserve the right, subject to Commission approval and compliance with applicable law, to substitute, for the shares of a Portfolio held in any Subaccount, the shares of another Portfolio, shares of another investment company or series of another investment company, or another investment vehicle. The prospectuses for the Contracts include appropriate disclosure of this reservation of right.

The Contracts impose a mortality and expense risk charge and an administrative charge, which are guaranteed not to increase for the life of the Contracts. Some Contracts impose an annual maintenance fee, e.g., $30, that likewise is guaranteed not to increase for the life of the Contracts. The same is true for Contracts that impose a withdrawal charge, which cannot change. Optional riders or benefits available under the Contracts are all subject to a maximum charge that also applies for the life of the Contracts. Current charges for such optional riders or benefits may be lower in some cases than the applicable maximum. Any increase in a current charge, however, would apply uniformly to all Contract Owners who have elected such optional riders or benefits and such an increase is independent from and would not in any way be the result of the Proposed Substitution. The Contracts impose no other fees or charges, other than deductions for premium and other taxes. (Contract Owners will, of course, indirectly bear the fees and expenses associated with the Portfolios in which they invest through the Subaccounts.) The Proposed Substitution, therefore, will not result in any greater Contract fees or charges being imposed on Contract Owners.

II. THE PROPOSED SUBSTITUTION

A. The Replaced Portfolio and Replacement Portfolio

Each Insurer, on behalf of itself and its Separate Account(s), proposes to exercise its contractual right to substitute shares of one Portfolio for that of another by replacing the Advisor Class shares of the PIMCO Global Multi-Asset Managed Allocation Portfolio, a series of the PIMCO Variable Insurance Trust, (the “Replaced Portfolio”) that are held in Subaccounts of its Separate Account(s) with Service Shares of the Janus Aspen Balanced Portfolio, a series of Janus Aspen Series, (the “Replacement Portfolio”) (hereinafter, the “Proposed Substitution”). The Proposed Substitution and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to the Insurer or its affiliates by the Replacement Portfolio, its adviser or underwriter, or their affiliates.

B. Reasons for the Proposed Substitution

The Proposed Substitution is part of an ongoing effort by the Insurers to make their Contracts more attractive to existing and prospective Contract Owners. The Applicants believe the Proposed Substitution will help to accomplish these goals for the following reasons:

1. Lower Portfolio Operating Expenses. As discussed in Section II.C., below, the total annual operating expenses (“annual operating expenses”) for the Replacement Portfolio (which does not include any expense waivers or reimbursements) are significantly lower than those of the Replaced Portfolio even after taking into account fee waivers or expense reimbursements. The Applicants believe that lower Portfolio expenses will appeal to both existing and prospective Contract Owners.

2. Better Performance. As discussed in Section II.C., below, the historical performance of the Replacement Portfolio is generally much better than that of the Replaced Portfolio. The better performance reflects the fact that since the Replaced Portfolio’s inception through December 31, 2014, the Replaced Portfolio has had two years with negative performance whereas the Replacement Portfolio has had no years with negative performance over that same period. In addition, as noted above, the Replacement Portfolio’s annual expenses are significantly lower than those of the Replaced Portfolio. The Applicants believe that better performance will appeal to both existing and prospective Contract Owners.

3. Continued Eligibility for Optional Living Benefit Riders. Another benefit of the Proposed Substitution is that the Subaccounts that invest in the Replacement Portfolio are included among the currently allowable Investment Options under the optional living benefit riders offered under the Contracts. As a result, a Contract Owner who allocated Contract Value to a Subaccount investing in the Replaced Portfolio (which currently is among the currently allowable Investment Options under the optional living benefit riders under the Contracts), and who has an optional living benefit rider, will continue to receive the benefits provided under the optional living benefit rider on the Proposed Substitution Date.

4. Stable Management. The Insurers believe that Contract owners will find the stable management of the Replacement Portfolio, whose co-portfolio managers have managed the Portfolio since 2005, attractive relative to the Replaced Portfolio, which has undergone, or will undergo, several successive changes in its portfolio managers within a twelve month period, as noted below:

Effective October 1, 2012:	Portfolio jointly managed by:
• *Mohamed El-Erian, who is responsible for strategic portfolio oversight

• Saumil Parikh, who is responsible for overall portfolio construction

• *Curtis Mewbourne, who focuses on developing alpha strategies

• *Vineer Bhansali, who focuses on developing risk management strategies

*Managed the Replaced Portfolio since inception

Effective November 15, 2013:	Saumil Parikh replaced by Mohamed El-Erian as person responsible for overall portfolio construction; Mewbourne and Bhansali continue in same roles

Effective January 29, 2014:	Mohamed El-Erian replaced by Mihir P. Worah as person responsible for overall portfolio construction; Mewbourne and Bhansali continue in same roles

Effective October 14, 2014:	Mihir P. Worah listed as sole portfolio manager

5. Simplified Subaccount Offerings. The Replaced Portfolio recently changed its investment objective and certain of its principal investment strategies effective April 30, 2014, from one of seeking “maximum long-term absolute return, consistent with prudent management of portfolio volatility” to one of seeking “total return which exceeds that of a blend of 60% MSCI World Index/ 40%Barclays U.S. Aggregate Index.” In view of the change in investment objectives, the Insurers believe the Replaced Portfolio is no longer sufficiently differentiated from the Replacement Portfolio, which has a similar investment objective, principal investment strategies, and principal risks to warrant its continued inclusion. The Proposed Substitution will simplify the Subaccount offerings under the Contracts by eliminating an Investment Option that largely duplicates another Investment Option with similar investment objectives, principal investment strategies, and principal risks. Overlapping Investment Options create inefficiencies and may be confusing to Contract Owners. The Proposed Substitution would simplify the Contract prospectuses and related materials provided to Contract Owners and thereby reduce the potential for Contract Owner confusion and lead to greater efficiencies in administering the Contracts. The Applicants believe that the deletion of the Subaccounts corresponding to the Replaced Portfolio should not adversely affect Contract Owners given that a similar Investment Option, i.e., the Subaccounts for the Replacement Portfolio, will remain available under the Contracts before and after the Proposed Substitution is completed.

C. Comparison of the Replaced and Replacement Portfolios

A side-by-side comparison of the Replaced and Replacement Portfolios appears in Appendix B hereto. Set out below is a narrative discussion of some of the similarities and differences between them based on a review of their most recent prospectuses.

1. Investment Advisers. The Proposed Substitution involves moving the assets attributable to the Contracts from the Replaced Portfolio managed by Pacific Investment

Management Company, LLC (“PIMCO”) to a Replacement Portfolio managed by Janus Capital Management LLC (“Janus Capital”) (each of Janus Capital and PIMCO, an “Investment Adviser” and collectively, the “Investment Advisers”). Each Investment Adviser is responsible for the day-to-day management of the assets of the Replaced or Replacement Portfolio, as the case may be. Neither the Replaced nor Replacement Portfolio employs a sub-adviser and neither Portfolio operates under a manager-of-managers arrangement that, among other things, would permit the Investment Adviser to engage a new or additional sub-adviser without the approval of the Portfolio’s shareholders. The Investment Advisers are not affiliates of the Insurers.

2. Investment Objectives, Principal Investment Strategies, and Principal Risks. The investment objectives of the Replaced and Replacement Portfolio are similar. The investment objective of the Replaced Portfolio is total return which exceeds that of a blend of 60% MSCI World Index/40% Barclays U.S. Aggregate Index, whereas the investment objective of the Replacement Portfolio is long-term capital growth, consistent with preservation of capital and balanced by current income. The investment objectives of both Portfolios include a growth component as well as an income component.

The principal investment strategies of the Replaced and Replacement Portfolios are similar. The principal investment strategies of both Portfolios include investment in a combination of equity and debt securities. The Replaced Portfolio will typically invest 50 to 70% (20% minimum under normal circumstances) of its total assets in equity-related investments securities and may invest up to 30% of its total assets in fixed income securities denominated in foreign securities (or beyond this limit in U.S. dollar-

denominated securities of foreign issuers), 15% of its total assets in fixed income securities that are economically tied to emerging market countries, and up to 10% of its total assets in fixed income securities in high yield securities (i.e., “junk” bonds). The Replacement Portfolio normally invests 35-65% of its assets in equity securities and the remaining assets in debt securities and cash equivalents, with normally 25% of its assets invested in fixed-income senior securities. Investment in “junk” bonds is not a principal investment strategy of the Replacement Portfolio though it may invest in such bonds.

In addition, both Portfolios may invest in securities of non-U.S. issuers. The Replacement Portfolio may invest in both foreign equity and debt securities, including investments in emerging markets. The Replaced Portfolio may invest up to 10% of its total assets in equity securities that are economically tied to emerging market countries and, as noted above, up to 15% of its total assets in fixed income securities that are economically tied to emerging market countries.

The principal investment strategies of the Replacement Portfolio include investments in mortgage-backed and mortgage-related securities. Similarly, mortgage-backed securities are included among the types of fixed-income securities that constitute a principal investment strategy of the Replaced Portfolio.

The principal investment strategies of the Replaced Portfolio include investments of up to 5% of its total assets in real estate investment trusts or REITS. The Replacement Portfolio also may invest in REITS though doing so is not a principal investment strategy. The Replaced Portfolio may purchase and sell securities on a when-issued, delayed delivery, or forward commitment basis, and may engage in short sales of securities, none of which is a principal investment strategy of the Replacement Portfolio though it may engage in short sales and invest in securities on a forward commitment basis.

The principal strategies of the Replaced Portfolio and Replacement Portfolio differ in some respects. The Replaced Portfolio pursues its strategies by investing in affiliated and unaffiliated mutual funds (including exchange-traded funds) that may or may not be registered under the 1940 Act (“Acquired Funds”) as well as by making direct investments in securities, and also may invest up to 5% of its total assets in commodity-related investments, including investments in other entities managed by PIMCO, whereas the same is not true for the Replacement Portfolio. In addition, the Replaced Portfolio is a “non-diversified company” within the meaning of the 1940 Act, which means that it can invest in a fewer number of issuers, unlike the Replacement Portfolio, which is a “diversified company” within the meaning of the 1940 Act. These differences favor the Replacement Portfolio in terms of presenting less potential for conflicts of interest from investments in affiliates and less potential risk from greater exposure to any single issuer.

In seeking to achieve the Replaced Portfolio’s investment objectives, the Replaced Portfolio applies a three-step approach that consists of 1) developing a target asset allocation; 2) developing a series of relative value strategies designed to add value beyond the target allocation; and 3) utilizing hedging techniques to manage risks. In seeking to achieve the Replacement Portfolio’s investment objective, Janus Capital applies a “bottom up” approach with one portfolio manager focusing on the equity portion of the Portfolio and the other portfolio manager focusing on the fixed-income portion of the Portfolio. Each portfolio manager reviews companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Portfolio’s investment policies. The Insurers believe that the relative performance results of the Portfolios speak for themselves and favor the Replacement Portfolio.

The principal risks of the Replaced and Replacement Portfolios are similar in many respects. The principal risks of both Portfolios include risks relating to fluctuations in the value of their assets for reasons relating to a particular issuer or due to economic or market conditions not specifically related to an issuer, interest rate risk, credit risk, management risk, mortgage-backed securities risks, risks relating to investments in foreign securities, and risks associated with below investment grade securities.

Unlike the Replacement Portfolio, however, the principal risks of the Replaced Portfolio also include the following: risks associated with asset allocation decisions, risks associated with the securities and other investments held by the Acquired Funds and the Acquired Funds’ ability to achieve their own investment objectives, call risk (the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected), distressed company risk (the risk that securities of distressed companies may be subject to greater levels of credit, issuer, and liquidity risk than a portfolio that does not invest in such securities), liquidity risk, the risks of investing in derivative instruments, commodity risk, real estate risk, emerging markets risk, currency risk, issuer non-diversification risk, leveraging risk, smaller company risk, tax risks, risks associated with investing in a wholly-owned non-U.S. subsidiary that primarily invests in commodity-linked derivative instruments, short sale risk, and value investing risk. Unlike the Replaced Portfolio, the principal risks of the Replacement Portfolio include growth securities risk (the potential for greater volatility and other risks associated with investments in companies perceived to be “growth” companies), and securities lending risk (the risk that when securities are lent the securities may not be returned on a timely basis and the Portfolio may experience delays and costs in recovering the security or gaining access to the collateral for the loan).

3. Fees, Expenses, and Assets. As shown in the table below, the management fee of the Replacement Portfolio is significantly lower than that of the Replaced Portfolio. The management fees of the Replaced Portfolio and the Replacement Portfolio are not subject to breakpoints. In addition, as shown in the table below, the 12b-1 fee of the Service Class of the Replacement Portfolio is the same as the 12b-1 fee of the Advisor Class shares of the Replaced Portfolio. In both cases, the 12b-1 fee is the current maximum permitted under the relevant 12b-1 plan. Furthermore, as shown in the table below, the annual operating expenses of the Replacement Portfolio are significantly lower than those of the Replaced Portfolio. The fees and expenses shown in the table below are as of December 31, 2013. As of the date of filing of this Amended Application, Applicants are aware of no material change to the fee and expense information provided in the table.

Proposed Substitution
	Replaced Portfolio	Replacement Portfolio
	PIMCO Global Multi-Asset Managed Allocation Portfolio	Janus Aspen Balanced Portfolio
Advisor Class/Service Class
Management Fee	0.95%	0.55%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.01%	0.04%
Acquired Fund Fees	0.52%	N/A
Total Gross Expenses	1.73%	0.84%
Expense Waiver/Reimbursement	0.46	0.00
Total Net Expenses	1.27%	0.84%

The table below shows the total net assets of the Replaced and Replacement Portfolios as of December 31, 2013 and December 31, 2014. For convenience, share classes are consolidated for purposes of comparing the total net assets of the Replaced and Replacement Portfolios. As shown below, the Replaced and Replacement Portfolios were of comparable sizes as of December 31, 2013, with the Replaced Portfolio being larger then, whereas the Replacement Portfolio is now more than half a billion dollars larger as of December 31, 2014.

	Replaced Portfolio PIMCO Global Multi-Asset Managed Allocation Portfolio	Replacement Portfolio Janus Aspen Balanced Portfolio

Total Net Assets as of 12-31-13	$1,474,405,000	$1,338,359,462

Total Net Assets as of 12-31-14	$1,150,000,000	$1,700,000,000

As of December 31, 2014, the Contracts represented approximately 15.2% of the foregoing assets of the Replaced Portfolio.

4. Performance History. The average annual total returns for the 1, 5, 10 and/or since inception periods ended December 31, 2013 and December 31, 2014 for the Replaced and Replacement Portfolios are set out in the tables below. The performance for the Replacement Portfolio is substantially better than that of the Replaced Portfolio for all periods shown. In addition, between 2009 (inception year of Replaced Portfolio) and 2014 the Replacement Portfolio’s worst performance in any single year (2011) was

1.35% whereas the Replaced Portfolio’s worst performance in any single year (2013) was (-7.91)%. The Replacement Portfolio’s best performance in any single year (2009) was 25.53%, whereas the Replaced Portfolio’s best performance in any single year (2009, a partial year) was 19.11%.

Average Annual Total Returns for the Periods ended December 31, 2013

Portfolio	1 Year	5 Years	10 Years	Since Inception (Inception Date)
Replaced Portfolio: PIMCO Global Multi-Asset Managed Allocation Portfolio	(7.91%)	n/a	n/a	5.80% (April 15, 2009)
Replacement Portfolio: Janus Aspen Balanced Portfolio	19.80%	13.33%	8.34%	10.20% (September 13, 1993)

Average Annual Total Returns for the Periods ended December 31, 2014

Portfolio	1 Year	5 Years	10 Years	Since Inception (Inception Date)
Replaced Portfolio: PIMCO Global Multi-Asset Managed Allocation Portfolio	4.57%	2.75	NA	5.59 (4/15/2009)
Replacement Portfolio: Janus Aspen Balanced Portfolio	8.24	10.01	8.33	10.11 (9/13/1993)

D. Procedures for the Proposed Substitution

1. Prospectus Supplements. The Proposed Substitution requested in this Amended Application will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission or in other supplemental disclosure documents, (collectively, “Supplements”) and delivered to all affected Contract Owners at least 30 days before the date the Proposed Substitution is effected, which is expected to be on or about March 6, 2014 (the “Substitution Date”). Each Supplement will give the relevant Contract Owners notice of the applicable Insurer’s intent to take the necessary actions, including seeking the order requested by this Amended Application, to substitute shares of the Replaced Portfolio as described herein on the Substitution Date. Each Supplement also will advise Contract Owners that for thirty (30) days before the Substitution Date, Contract Owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in the Replaced Portfolio (“Replaced Portfolio Subaccount”) to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. In addition, each Supplement will (a) instruct Contract Owners how to submit transfer requests in light of the Proposed Substitution; (b) advise Contract Owners that any Contract value remaining in the Replaced Portfolio Subaccount on the Substitution Date will be transferred to a Subaccount investing in the Replacement Portfolio (“Replacement Portfolio Subaccount”), and that the Proposed Substitution will take place at relative net asset value; (c) inform Contract Owners that for at least thirty (30) days following the Substitution Date, the applicable Insurer will permit Contract Owners to make transfers of Contract value out of the Replacement Portfolio Subaccount to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract Owners that, except as described in the market timing limitations section of the relevant prospectus, the applicable Insurer will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of the Replacement Portfolio Subaccount for at least thirty (30) days after the Substitution Date.

The Insurers will send Contract Owners the prospectus for the Replacement Portfolio in accordance with applicable legal requirements, and at least 30 days prior to the Substitution Date.

2. Confirmation Statements. In addition to the Supplement distributed to Contract Owners, within five (5) business days after the Substitution Date, Contract Owners will be sent a written confirmation of the completed Proposed Substitution in accordance with Rule 10b-10 under the Securities Exchange Act of 1934, as amended. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements.

3. Redemption and Purchase of Shares. The Proposed Substitution will be effected at the relative net asset values of the respective shares of the Replaced and Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by applicants. The Proposed Substitution will take place without change in the amount or value of any Contracts held by affected Contract Owners. The rights or obligations of the Insurers under the Contracts of Contract Owners will not be altered in any way. The Proposed Substitution will take place with no change to the Contract Owner’s Contract value, cash value and accumulation value. Accordingly, the Proposed Substitution will have no negative financial impact on any Contract Owner. The Proposed Substitution will be effected by having the Replaced Portfolio Subaccount redeem its Replaced Portfolio shares in cash on the Substitution Date at net asset value per share and purchase shares of the Replacement Portfolio at net asset value per share calculated on the same date.

4. Substitution Expenses. The Insurers or an affiliate thereof will pay all expenses and transaction costs reasonably related to the Proposed Substitution, including all legal, accounting, and brokerage expenses relating to the Proposed Substitution, the above described disclosure documents, and this Amended Application. No costs of the Proposed Substitution will be borne directly or indirectly by Contract Owners. Affected Contract Owners will not incur any fees or charges as a result of the Proposed Substitution, nor will their rights or the obligations of the Insurers under the Contracts be altered in any way. The Proposed Substitution will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitution than before the Proposed Substitution. The charges for optional living benefit riders, of course, may change from time to time and any such changes would be unrelated to the Proposed Substitution.

III. REQUEST FOR AN ORDER OF APPROVAL

PURSUANT TO SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitution.

A. Applicable Law

Section 26(c) of the 1940 Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution. Section 26(c) requires the Commission to issue an order approving a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) (then denominated as Section 26(b)) was enacted as part of the Investment Company Act Amendments of 1970 (“1970 Amendments”). Prior to the 1970 Amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days after such substitution. In 1966, the Commission was concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in a unit investment trust following a substitution.5 The Commission recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval. Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by a unit

5 House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

investment trust. The Senate Report on the bill explained the purpose of Section 26(c) as follows:

The proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.6

The legislative history makes clear that the purpose of Section 26(c) is to protect the expectation of investors in a unit investment trust that the trust will accumulate shares of a particular issuer by preventing unscrutinized substitutions that might, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial premium payments, an additional sales load upon reinvestment of the redemption proceeds, or both.7 Moreover, a Contract Owner forced to redeem may suffer adverse tax consequences. Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit investment trust that holds shares of one issuer from substituting for those shares the shares of another issuer unless the Commission approves that substitution.

6 S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969); H. Rep. No. 1382, 91st Cong., 2d. Sess. 33 (1970).

7 House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

B. Basis for Section 26(c) Order

The Proposed Substitution is in furtherance of the exercise, by the Insurers, of rights reserved under the Contracts and disclosed in prospectuses relating thereto. Furthermore, the terms and conditions of the Proposed Substitution are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. The Proposed Substitution will not result in the type of costly forced redemption that Section 26(c) was intended to guard against and, for the following reasons, are consistent with the protection of investors and the purposes fairly intended by the 1940 Act:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

(1)	The Proposed Substitution will not be effected unless the Insurers determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Amended Application; (b) the Proposed Substitution can be consummated as described in the Amended Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Proposed Substitution.

(2)	The Insurers or their affiliates will pay all expenses and transaction costs of the Proposed Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract Owners to effect the Proposed Substitution.

(3)	The Proposed Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Proposed Substitution will be effected without change in the amount or value of any Contracts held by affected Contract Owners.

(4)	The Proposed Substitution will in no way alter the tax treatment of affected Contract Owners in connection with their Contracts, and no tax liability will arise for affected Contract Owners as a result of the Proposed Substitution.

(5)	The Proposed Substitution will not adversely affect any riders under the Contracts since the Replacement Portfolio is an allowable Investment Option for use with such riders.

(6)

Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Replaced Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurer will not exercise any right it may have under the Contract to impose restrictions on transfers between the subaccounts under the

Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

(7)	All affected Contract Owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of the Replaced Portfolio with the Replacement Portfolio; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, Insurers will deliver to all affected Contract Owners, at least 30 days before the Substitution Date, a prospectus for the Replacement Portfolio.

(8)	Insurers will deliver to each affected Contract Owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Proposed Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Supplements; and (c) before and after account values.

(9)	Applicants will not receive, for three years from the date of the Proposed Substitution, any direct or indirect benefits from the Replacement Portfolio, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the Proposed Substitution, at a higher rate than they had received from the Replaced Portfolio, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative, or other service fees, revenue sharing, or other arrangements.

C. Applicable Precedents

The Applicants submit that the Proposed Substitution is consistent with the protection of investors and the policy and provisions of the 1940 Act and supported by applicable precedent.8

D. Request for an Order of Approval

The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitution. The Applicants submit that, for all the reasons stated above, the Proposed Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VI. CONCLUSION

For the reasons set forth in this Amended Application, the Applicants submit that the Proposed Substitution meets the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and that such order be made effective as soon as possible.

8 E.g.,Pacific Life Insurance Company et al., Investment Company Act Release No. 30744 (Oct. 17, 2013) (notice); Investment Company Act Release No. 30777 (Nov. 8, 2013) (order) (File No. 812-14141).

APPENDIX A

List of Separate Accounts and Contracts Affected by the Proposed Substitution

Approximate # of Variable Investment Options
Separate Account A of Pacific Life Insurance Company – 811-08946 (Inception date: September 7, 1994)
• Pacific One* and Pacific One Select* – 033-88458	85 (both Contracts)
• Pacific Odyssey* – 333-53040	85
• Pacific Innovations* and Pacific Innovations Select* – 333-93059	85 (both Contracts)
• Pacific Portfolios* and Pacific Portfolios for Chase – 033-88460	85 (91 for Chase)
• Pacific Value* and Pacific Value Select – 333-60833	85 (both Contracts)
• Pacific Voyages – 333-136597	85
• Pacific Journey – 333-145822	85
• Pacific Value Edge – 333-148865	85
• Pacific Journey Select – 333-168026	85
• Pacific Destinations – 333-160772	74
• Pacific Destinations B – 333-168284	74
• Pacific Destinations O-Series – 333-175279	70
• Pacific Choice Variable Annuity – 333-184973	85
• Pacific Odyssey – 333-185326	85
• Pacific Value Select – 333-185327	85
• Pacific Journey Select – 333-185328	85
Pacific Select Variable Annuity Separate Account of Pacific Life Insurance Company – 811-05980 (Inception date: November 30, 1989) • Pacific Select Variable Annuity* – 033-32704	85

Separate Account A of Pacific Life & Annuity Company – 811-09203 (Inception date: July 1, 1998)
• Pacific Odyssey – 333-100907	85
• Pacific Innovations Select* – 333-71081	85
• Pacific Portfolios and Pacific Portfolios for Chase – 333-122914	85 (91 for Chase)
• Pacific Value and Pacific Value Select – 333-107571	85 (both Contracts)
• Pacific Voyages – 333-136598	85
• Pacific One Select – 333-160131	85

• Pacific Value Edge – 333-148891	85
• Pacific Journey Select – 333-168027	85
• Pacific Destinations – 333-160773	74
• Pacific Destinations B – 333-168285	74
• Pacific Destinations O-Series – 333-175280	70
• Pacific Choice Variable Annuity – 333-184972	85
• Pacific Odyssey – 333-185329	85
• Pacific Value Select – 333-185330	85
• Pacific Journey Select – 333-185331	85

*The asterisked Contracts above have a fixed option available but only for Contracts issued before a certain date. The cut off dates are as follows:

Pacific One - 5/1/06

Pacific One Select - 1/14/02

Pacific Odyssey; Pacific Value; Pacific Portfolios - 7/1/03

Pacific Innovations Select (333-93059) - 11/1/02

Pacific Innovations Select (333-71081) - 5/1/03

Pacific Select Variable Annuity and Pacific Innovations currently offer a fixed option that is available regardless of the contract issue date.

APPENDIX B

Proposed Substitution
	Replaced Portfolio	Replacement Portfolio
Portfolio Name	PIMCO Global Multi-Asset Managed Allocation Portfolio (“Portfolio”)	Janus Aspen Balanced Portfolio (“Portfolio”)
Adviser	Pacific Investment Management Company LLC (“Adviser”)	Janus Capital Management LLC
Subadviser	N/A	N/A
Investment Objective	The Portfolio’s investment objective is to seek total return which exceeds that of a blend of 60% MSCI World Index/40% Barclays U.S. Aggregate Index.	The Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income.
Principal Investment Strategy

The Portfolio is intended for investors who prefer to have their asset allocation decisions made by professional investment managers. Pacific Investment Management Company LLC (“PIMCO”) uses a three-step approach in seeking to achieve the Portfolio’s investment objective which consists of 1) developing a target asset allocation; 2) developing a series of relative value strategies designed to add value beyond the target allocation; and 3) utilizing hedging techniques to manage risks. PIMCO evaluates these three steps and uses varying combinations of Acquired Funds and/or direct investments to implement them within the Portfolio. The Portfolio may invest in Institutional Class or Class M shares of any funds of the PIMCO Funds and PIMCO Equity Series, affiliated open-end investment companies, except funds of funds (“Underlying PIMCO Funds”), and may also invest in other affiliated, including funds of PIMCO ETF Trust, and unaffiliated funds (collectively, “Acquired Funds”).

The Portfolio invests under normal circumstances in a combination of affiliated and unaffiliated funds, which

The Portfolio pursues its investment objective by normally investing 35-65% of its assets in equity securities and the remaining assets in fixed-income securities and cash equivalents. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities. Fixed-income securities may include corporate debt securities, U.S. Government obligations, mortgage-backed securities and other mortgage-related products, and short-term securities. The Portfolio may also invest in foreign equity and debt securities, which may include investments in emerging markets.

In choosing investments for the Portfolio, the portfolio managers apply a “bottom up” approach with one portfolio manager focusing on the equity portion of the Portfolio and the other portfolio manager focusing on the fixed-income portion of the Portfolio. In other words, the portfolio managers look at companies one at a time to determine if a company is an attractive investment

Proposed Substitution
Replaced Portfolio	Replacement Portfolio

may or may not be registered under the Investment Company Act of 1940, as amended (the “1940 Act”), Fixed Income Instruments, equity securities, forwards and derivatives. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The Portfolio will invest in Acquired Funds, securities, instruments and other investments to the extent permitted under the 1940 Act, or any exemptive relief therefrom. The Portfolio will invest either directly or indirectly (through a fund) in instruments that are economically tied to at least three countries (one of which may be the United States).

The Portfolio seeks concurrent exposure to a broad spectrum of asset classes and other investments. The Portfolio will typically invest 50% to 70%, and under normal circumstances will invest a minimum of 20%, of its total assets in equity-related investments (including investment in common stock, preferred stock, equity securities of real estate investment trusts and/ or investment in the Domestic Equity-Related Underlying PIMCO Funds, the International Equity-Related Underlying PIMCO Funds and the PIMCO RealEstateRealReturn Strategy Fund, an Underlying PIMCO Fund and in other equity-related Acquired Funds). The Portfolio may invest up to 5% of its total assets in real estate investment trusts. With respect to its direct or indirect (through a fund) investments in equity securities, there is no limitation on the market capitalization range of the issuers in which the Portfolio may invest. The Portfolio may invest up to 5% of its total assets in commodity-related investments (including investment in the PIMCO Cayman Commodity Portfolio II Ltd., a wholly-owned subsidiary of the Portfolio organized under the laws of the Cayman Islands (the opportunity and if it is consistent with the Portfolio’s investment policies. The portfolio managers may also consider economic factors, such as the effect of interest rates on certain of the Portfolio’s fixed-income investments. The portfolio managers share day-today responsibility for the Portfolio’s investments. The Portfolio may lend portfolio securities on a short-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

Proposed Substitution
Replaced Portfolio	Replacement Portfolio

“GMAMA Subsidiary”), and the PIMCO CommoditiesPLUS® Short Strategy Fund, PIMCO CommoditiesPLUS® Strategy Fund, PIMCO CommodityRealReturn Strategy Fund®, Underlying PIMCO Funds). The GMAMA Subsidiary is advised by PIMCO and primarily invests in commodity-linked derivative instruments backed by a portfolio of inflation-indexed securities and other Fixed Income Instruments. As discussed in greater detail elsewhere in this prospectus, the GMAMA Subsidiary (unlike the Portfolio) may invest without limitation in commodity-linked swap agreements and other commodity-linked derivative instruments. The Portfolio may invest up to 25% of its total assets in the GMAMA Subsidiary. The Portfolio may invest up to 10% of its total assets in equity securities that are economically tied to emerging market countries. The Portfolio’s combined investments in equity securities tied to emerging markets countries, commodity-related investments and real estate investment trusts will normally not exceed 15% of its total assets.

The Portfolio may invest up to 15% of its total assets in Fixed Income Instruments that are economically tied to emerging market countries. The Portfolio may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Ratings Services (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, determined by PIMCO to be of comparable quality (except that within such limitation, the Portfolio may invest in mortgage-related securities rated below B). The average portfolio duration of this Portfolio normally varies from 0-6 years. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. The

Proposed Substitution
Replaced Portfolio	Replacement Portfolio

Portfolio may invest up to 30% of its total assets in Fixed Income Instruments denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally limit its exposure to emerging markets’ currencies to 15% of its total assets. The Portfolio may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales.

The Portfolio is non-diversified, which means that it may invest its assets in a smaller number of issuers than a diversified fund.

The Portfolio’s assets are not allocated according to a predetermined blend of shares of the Acquired Funds and/or direct investments in securities, instruments and other investments. Instead, when making allocation decisions among the Acquired Funds, securities, instruments and other investments, PIMCO considers various qualitative and quantitative factors relating to the U.S. and non-U.S. economies, and securities and commodities markets. These factors include projected growth trends in the U.S. and non-U.S. economies, forecasts for interest rates and the relationship between short- and long-term interest rates (yield curve), current and projected trends in inflation, relative valuation levels in the equity, fixed income, commodity and real estate markets and various segments within those markets, the outlook and projected growth of various industrial sectors, information relating to business cycles, borrowing needs and the cost of capital, political trends data relating to trade balances, and labor information. PIMCO uses these factors to help determine the Portfolio’s target asset allocation and to identify potentially attractive relative value and risk hedging

Proposed Substitution
	Replaced Portfolio	Replacement Portfolio

strategies. PIMCO has the flexibility to reallocate the Portfolio’s assets among any or all of the investment exposures represented by affiliated or unaffiliated funds, or invest directly in securities, instruments and other investments, based on its ongoing analyses of the global economy and financial markets. While these analyses are performed daily, material shifts in investment exposures typically take place over longer periods of time.

As part of its investment process, PIMCO will seek to reduce exposure to certain risks by implementing various hedging transactions. These hedging transactions seek to reduce the Portfolio’s exposure to certain severe, unanticipated market events that could significantly detract from returns.

Once the target asset allocation, relative value strategies and risk hedging strategies have been determined, PIMCO then evaluates various combinations of affiliated or unaffiliated funds, securities, instruments and other investments to obtain the desired exposures and invests accordingly.

Additional information for these Underlying PIMCO Funds can be found in the Statement of Additional Information and the Underlying PIMCO Funds’ prospectuses and financial reports. Additional Underlying PIMCO Funds may be added or deleted in the future without shareholder notification.

Principal Risks

Allocation Risk: the risk that a Portfolio could lose money as a result of less than optimal or poor asset allocation decisions as to how its assets are allocated or reallocated.

Acquired Fund Risk: the risk that a Portfolio’s

Market Risk. The value of the Portfolio’s holdings may decrease if the value of an individual company or security, or multiple companies or securities, in the Portfolio decreases or if the portfolio managers’ belief about a company’s intrinsic worth is incorrect. Further, regardless of

Proposed Substitution
Replaced Portfolio	Replacement Portfolio

performance is closely related to the risks associated with the securities and other investments held by the Acquired Funds and that the ability of a Portfolio to achieve its investment objective will depend upon the ability of the Acquired Funds to achieve their investment objectives.

Interest Rate Risk: the risk that fixed income securities will decline in value because of an increase in interest rates; a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration.

Call Risk: the risk that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer’s credit quality). If an issuer calls a security that the Portfolio has invested in, the Portfolio may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.

Credit Risk: the risk that the Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.

High Yield Risk: the risk that high yield securities and unrated securities of similar credit quality (commonly known as “junk bonds”) are subject to greater levels of credit, call and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments, and may be more volatile than higher-rated securities of similar maturity.

how well individual companies or securities perform, the value of the Portfolio’s holdings could also decrease if there are deteriorating economic or market conditions. It is important to understand that the value of your investment may fall, sometimes sharply, in response to changes in the market, and you could lose money.

Growth Securities Risk. The Portfolio invests in companies after assessing their growth potential. Securities of companies perceived to be “growth” companies may be more volatile than other stocks and may involve special risks. If the portfolio managers’ perception of a company’s growth potential is not realized, the securities purchased may not perform as expected, reducing the Portfolio’s returns. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, “growth” stocks may perform differently from the market as a whole and other types of securities.

Fixed-Income Securities Risk. The Portfolio may hold debt and other fixed-income securities to generate income. Typically, the values of fixed-income securities change inversely with prevailing interest rates. Therefore, a fundamental risk of fixed income securities is interest rate risk, which is the risk that their value will generally decline as prevailing interest rates rise, which may cause the Portfolio’s net asset value to likewise decrease. Due to recent events in the fixed income markets, including the potential impact of the Federal Reserve Board tapering its quantitative easing program, the Portfolio may be subject to heightened interest rate risk as a result of a rise in

Proposed Substitution
Replaced Portfolio	Replacement Portfolio

Distressed Company Risk: the risk that securities of distressed companies may be subject to greater levels of credit, issuer and liquidity risk than a portfolio that does not invest in such securities. Securities of distressed companies include both debt and equity securities. Debt securities of distressed companies are considered predominantly speculative with respect to the issuers’ continuing ability to make principal and interest payments.

Market Risk: the risk that the value of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably, due to factors affecting securities markets generally or particular industries.

Issuer Risk: the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or services.

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Portfolio may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector. Liquidity risk may result from the lack of an active market, reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity.

interest rates. In addition, the Portfolio is subject to the risk that interest rates may exhibit increased volatility, which could cause the Portfolio’s net asset value to fluctuate more.How specific fixed-income securities may react to changes in interest rates will depend on the specific characteristics of each security. Fixed-income securities are also subject to credit risk, prepayment risk, valuation risk, and liquidity risk. Credit risk is the risk that the credit strength of an issuer of a fixed-income security will weaken and/or that the issuer will be unable to make timely principal and interest payments and that the security may go into default. Prepayment risk is the risk that during periods of falling interest rates, certain fixed income securities with higher interest rates, such as mortgage- and asset-backed securities, may be prepaid by their issuers thereby reducing the amount of interest payments. Valuation risk is the risk that one or more of the fixed-income securities in which the Portfolio invests are priced differently than the value realized upon such security’s sale. In times of market instability, valuation may be more difficult. Liquidity risk is the risk that fixed-income securities may be difficult or impossible to sell at the time that the Portfolio would like or at the price that the portfolio managers believe the security is currently worth.

Sovereign Debt Risk. The Portfolio may invest in U.S. and non-U.S. government debt securities (“sovereign debt”). Investments in U.S. sovereign debt are considered low risk. However, investments in non-U.S. sovereign debt can involve a high degree of risk, including the risk

Proposed Substitution
Replaced Portfolio	Replacement Portfolio

Derivatives Risk: the risk of investing in derivative instruments (such as futures, swaps and structured securities), including liquidity, interest rate, market, credit and management risks, mispricing or valuation complexity. Changes in the value of the derivative may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Portfolio could lose more than the principal amount invested. The Portfolio’s use of derivatives may result in losses to the Portfolio, a reduction in the Portfolio’s returns and/or increased volatility. Derivatives are also subject to the risk that the other party in the transaction will not fulfill its contractual obligations.

Commodity Risk: the risk that investing in commodity-linked derivative instruments may subject the Portfolio to greater volatility than investments in traditional securities. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments.

Equity Risk: the risk that the value of equity or equity-related securities may decline due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries. Equity or equity-related securities generally have greater price volatility than fixed income securities.

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk, and credit risk.

that the governmental entity that controls the repayment of sovereign debt may not be willing or able to repay the principal and/or to pay the interest on its sovereign debt in a timely manner. A sovereign debtor’s willingness or ability to satisfy its debt obligation may be affected by various factors including, but not limited to, its cash flow situation, the extent of its foreign currency reserves, the availability of foreign exchange when a payment is due, and the relative size of its debt position in relation to its economy as a whole. In the event of default, there may be limited or no legal remedies for collecting sovereign debt and there may be no bankruptcy proceedings through which the Portfolio may collect all or part of the sovereign debt that a governmental entity has not repaid.

Mortgage-Backed Securities Risk. Mortgage-backed securities are classified generally as either commercial mortgage-backed securities or residential mortgage-backed securities, each of which is subject to certain specific risks. Mortgage-backed securities tend to be more sensitive to changes in interest rates than other types of debt securities. Investments in mortgage-backed securities are subject to both extension risk, where borrowers extend the duration of their mortgages in times of rising interest rates, and prepayment risk, where borrowers pay off their mortgages sooner than expected in times of declining interest rates. These risks may reduce the Portfolio’s returns. In addition, investments in mortgage-backed securities, including those comprised of subprime mortgages, may be subject to a higher degree of credit risk, valuation

Proposed Substitution
Replaced Portfolio	Replacement Portfolio

Foreign (Non-U.S.) Investment Risk: the risk that investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a portfolio that invests exclusively in securities of U.S. companies, due to smaller markets, differing reporting, accounting and auditing standards, and nationalization, expropriation or confiscatory taxation, currency blockage, or political changes or diplomatic developments. Foreign securities may also be less liquid and more difficult to value than securities of U.S. issuers.

Real Estate Risk: the risk that a Portfolio’s investments in Real Estate Investment Trusts (“REITs”) or real estate-linked derivative instruments will subject the Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses. A Portfolio’s investments in REITs or real estatelinked derivative instruments subject it to management and tax risks. In addition, privately traded REITs subject a Portfolio to liquidity and valuation risk.

Emerging Markets Risk: the risk of investing in emerging market securities, primarily increased foreign (non-U.S.) investment risk.

Currency Risk: the risk that foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar and affect the Portfolio’s investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

risk, and liquidity risk than various other types of fixed-income securities.

Foreign Exposure Risk. The Portfolio may have exposure to foreign markets as a result of its investments in foreign securities, including investments in emerging markets, which can be more volatile than the U.S. markets. As a result, its returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country. In some foreign markets, there may not be protection against failure by other parties to complete transactions. It may not be possible for the Portfolio to repatriate capital, dividends, interest, and other income from a particular country or governmental entity. In addition, a market swing in one or more countries or regions where the Portfolio has invested a significant amount of its assets may have a greater effect on the Portfolio’s performance than it would in a more geographically diversified portfolio. To the extent the Portfolio invests in foreign debt securities, such investments are sensitive to changes in interest rates. Additionally, investments in securities of foreign governments involve the risk that a foreign government may not be willing or able to pay interest or repay principal when due. The Portfolio’s investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries.

High-Yield/High-Risk Bond Risk. High-yield/high-risk bonds may be more sensitive than other types of bonds to economic changes,

.

Proposed Substitution
Replaced Portfolio	Replacement Portfolio

Issuer Non-Diversification Risk: the risks of focusing investments in a small number of issuers, including being more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. Portfolios that are “non-diversified” may invest a greater percentage of their assets in the securities of a single issuer (such as bonds issued by a particular state) than portfolios that are “diversified”.

Leveraging Risk: the risk that certain transactions of the Portfolio, such as reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, may give rise to leverage, magnifying gains and losses and causing the Portfolio to be more volatile than if it had not been leveraged. This means that leverage entails a heightened risk of loss.

Smaller Company Risk: the risk that the value of securities issued by a smaller company may go up or down, sometimes rapidly and unpredictably as compared to more widely held securities, due to narrow markets and limited resources of smaller companies. A Portfolio’s investments in smaller companies subject it to greater levels of credit, market and issuer risk.

Management Risk: the risk that the investment techniques and risk analyses applied by PIMCO will not produce the desired results and that legislative, regulatory, or tax developments may affect the investment techniques available to PIMCO and the individual portfolio manager in connection with managing the Portfolio. There is no guarantee that the investment objective of the Portfolio will be achieved.

political changes, or adverse developments specific to the company that issued the bond, which may adversely affect their value.

Securities Lending Risk. The Portfolio may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Portfolio may experience delays and costs in recovering the security or gaining access to the collateral provided to the Portfolio to collateralize the loan. If the Portfolio is unable to recover a security on loan, the Portfolio may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Portfolio.

Management Risk. The Portfolio is an actively managed investment portfolio and is therefore subject to the risk that the investment strategies employed for the Portfolio may fail to produce the intended results. The Portfolio may underperform its benchmark index or other mutual funds with similar investment objectives

Proposed Substitution
Replaced Portfolio	Replacement Portfolio

Tax Risk: the risk that the tax treatment of swap agreements and other derivative instruments, such as commodity-linked derivative instruments, including commodity index-linked notes, swap agreements, commodity options, futures, and options on futures, may be affected by future regulatory or legislative changes that could affect whether income from such investments is “qualifying income” under Subchapter M of the Code.

Subsidiary Risk: the risk that, by investing in the GMAMA Subsidiary, the Portfolio is indirectly exposed to the risks associated with the GMAMA Subsidiary’s investments. The GMAMA Subsidiary is not registered under the 1940 Act and may not be subject to all the investor protections of the 1940 Act. There is no guarantee that the investment objective of the GMAMA Subsidiary will be achieved.

Short Sale Risk: the risk of entering into short sales, including the potential loss of more money than the actual cost of the investment, and the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Portfolio.

Value Investing Risk: a value stock may decrease in price or may not increase in price as anticipated by PIMCO if it continues to be undervalued by the market or the factors that the portfolio manager believes will cause the stock price to increase do not occur.

Arbitrage Risk: the risk that securities purchased pursuant to an arbitrage strategy intended to take advantage of a perceived relationship between the value of two securities may not perform as expected.

	Proposed Substitution
	Replaced Portfolio	Replacement Portfolio

Convertible Securities Risk: as convertible securities share both fixed income and equity characteristics, they are subject to risks to which fixed income and equity investments are subject. These risks include equity risk, interest rate risk and credit risk.

Advisor Class/Service Share Class Annual Portfolio Operating Expenses (as a percentage of the value of an investment) as of 12/31/13
Management Fee	0.95%	0.55%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.01%	0.04%
Acquired Fund Fees	0.52%	n/a
Total Gross Expenses	1.73%	0.84%
Expense Waiver	(0.46%)	0.00
Total Net Expenses	1.27%	0.84%
40 Act Registration File #	811-08399	811-7736
33 Act Registration File #	333-37115	033-63212
Class Net Assets (6/30/14)	$1,008,549,000	$1,020,269,933
Total Portfolio Net Assets (12/31/14)	$1,150,000,000	$1,700,000,000
Class Inception Date (same as Portfolio Inception)	4/15/2009	9/13/1993

AUTHORIZATION AND SIGNATURES

Under the current Charter and By-Laws of Pacific Life Insurance Company (“Pacific Life”), the business and affairs of each of its separate accounts named in this Amended Application (“Separate Accounts”), as a unit investment trust, are conducted by Pacific Life, as depositor thereof, pursuant to its Charter and By-Laws. In accordance with the aforesaid Charter and By-Laws, resolutions were adopted by a vote of the Board of Directors of Pacific Life authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this Amended Application. Copies of these resolutions were previously filed. Pacific Life, on behalf of itself and its Separate Accounts has caused this Amended Application to be duly signed, in the City of Newport Beach and State of California on the 5th day of February, 2015.

PACIFIC LIFE INSURANCE COMPANY ON BEHALF OF ITSELF AND ITS SEPARATE ACCOUNTS NAMED IN THIS AMENDED APPLICATION

By:	/s/ Brandon J. Cage
Brandon J. Cage
Assistant Vice President, Counsel

VERIFICATION

The undersigned states that he has duly executed the attached Amended Application, dated February 5, 2015, for and on behalf of Pacific Life Insurance Company (“Pacific Life”) (acting both for itself and as depositor of its Separate Accounts named in the attached Amended Application); that he is an officer of Pacific Life; and that all action by the members of the Board of Directors of Pacific Life necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Brandon J. Cage
Brandon J. Cage
Assistant Vice President, Counsel

AUTHORIZATION AND SIGNATURES

Under the current Charter and By-Laws of Pacific Life & Annuity Company (“PL&A”), the business and affairs of its Separate Account A, as a unit investment trust, are conducted by PL&A, as depositor thereof, pursuant to its Charter and By-Laws. In accordance with the aforesaid Charter and By-Laws, resolutions were adopted by a vote of the Board of Directors of PL&A authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this Amended Application. Copies of these resolutions were previously filed. PL&A, on behalf of itself and its Separate Account A, has caused this Amended Application to be duly signed, in the City of Newport Beach and State of California on the 5th day of February, 2015.

PACIFIC LIFE & ANNUITY COMPANY ON BEHALF OF ITSELF AND ITS SEPARATE ACCOUNT A

By:	/s/ Brandon J. Cage
Brandon J. Cage Assistant Vice President, Counsel

VERIFICATION

The undersigned states that he has duly executed the attached Amended Application, dated February 5, 2015, for and on behalf of Pacific Life & Annuity Company (“PL&A”) (acting both for itself and as depositor of its Separate Account A); that he is an officer of PL&A; and that all action by the members of the Board of Directors of PL&A necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Brandon J. Cage
Brandon J. Cage
Assistant Vice President, Counsel

EXHIBIT LIST

A.	Resolutions of the Board of Directors of Pacific Life Insurance Company with respect to:

¡	Separate A of Pacific Life Insurance Company dated September 7, 1994; included in Insurer’s Form N-4, File Number 033-88458, Accession Number 0000898430-95-002037, as
Exhibit 99.1(A), filed on October 19, 1995 and incorporated by reference herein.

¡	Pacific Select Variable Anunity Separate Account of Pacific Life Insurance Company dated November 30, 1989; included in Insurer’s Form N-4, File Number, Accession Number 0000898430-96-001024, as Exhibit 99.1(A), filed on March 28, 1996 and incorporated by refefence herein.

B.	Resolutions of the Board of Directors of Pacific Life & Annuity Company with respect to:

¡	Separate Account A of Pacific Life & Anunity Company dated July 1, 1998; included in Insurer’s Form N-4, File Number 333-71081, Accession Number 0001017062-99-000087, as
Exhibit 99.1(A), filed on January 1, 1999 and incorporated by reference herein.